Exhibit 99.1

July 24, 2025

GALMED PHARMACEUTICALS LTD.

c/o Meitar Law Offices 16 Abba Hillel

Silver Rd., Ramat Gan, 5250608

Dear Shareholder:

You are cordially invited to attend the Special General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 16:00 p.m., Israel time, on August 14, 2025, at the registered offices of Meitar | Law Offices, legal counsel to the Company, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Special General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” the Proposal on the agenda, each as specified in the enclosed Proxy Statement.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on Tuesday, July 29, 2025, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

/s/ Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Abba Hillel Silver Rd.,

Ramat Gan, 5250608, Israel

PROXY STATEMENT

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 14, 2025

This Proxy Statement is furnished to the holders of ordinary shares, par value of 0.15 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of Meitar | Law Offices, the Company’s legal counsel, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel (“Meitar’s Offices”) on August 14, 2025, at 16:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matter:

1.	To approve an increase to the Company’s authorized share capital and to amend the Company’s Amended and Restated Articles of Association accordingly (the “Proposal”).

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on Tuesday, July 29, 2025 (the “Record Date”). As of July 24, 2025, the Company had outstanding 5,460,967 Ordinary Shares.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to August 15, 2025, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Section 64 of the amended and restated articles of association of the Company (the “Articles”), the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt the Proposal to be presented at the Meeting.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board and shall be delivered to Meitar’s Offices, Attention: Elad Ziv Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or delivered to Broadridge Financial Solutions, Inc. (“Broadridge”), at 51 Mercedes Way, Edgewood, NY 11717, in an enclosed envelope no later than 11:59 p.m. EDT on August 13, 2025, or no later than 11:59 p.m. EDT on August 14, 2025, if the Meeting was adjourned, or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or Broadridge at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposal set forth in the Notice of Special General Meeting of Shareholders.

If you are a record holder of shares, to vote via the internet or via telephone, please follow the instructions indicated on the proxy card.

Meeting Agenda

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law- 5759-1999 (the “ Companies Law”). Under the Companies Law, any shareholder who holds at least one percent (1%) of the Company’s outstanding voting rights is entitled to request that the Board include a proposal to be voted by the Company’s shareholders, provided that such proposal is appropriate for consideration by shareholders at such meeting. Notwithstanding the aforementioned, under the Companies Law, only shareholders holding at least five percent (5%) of the Company’s outstanding voting rights are entitled to request that the Board include at the Meeting a proposal related to election or removal of a director from the Board. Any shareholder(s) of the Company holding at least the required majority mentioned above may submit to the Company a proposed additional agenda item for the Meeting, to Meitar’s Offices, Attention: Elad Ziv Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or by facsimile to +972-3-6938447, no later than Thursday, July 31, 2025 at 23:59 pm Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, August 7, 2025, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

PROPOSAL 1

APPROVAL OF AN INCREASE TO THE COMPANY’S AUTHORIZED SHARE CAPITAL AND TO AMEND THE ARTICLES ACCORDINGLY

The Company’s authorized share capital currently consists of NIS 90,000,000 (ninety million), divided into 50,000,000 (fifty million) ordinary shares (“Ordinary Shares”) of New Israeli Shekels (“NIS”) 1.80 par value per share. At the Meeting, shareholders will be asked to approve an increase in the Company’s authorized share capital to NIS 1,620,000,000 (one billion six hundred and twenty million), divided into 900,000,000 (nine hundred million) Ordinary Shares of NIS 1.80 par value, and to approve an amendment to the Company’s Articles accordingly.

Our Board has determined that increasing the authorized share capital of the Company is in the best interests of the Company and its shareholders. The Board believes this increase is necessary to ensure that the Company can raise adequate capital and pursue business opportunities to meet its future business needs as they arise.

If approved at the Meeting, Section 4(a) of the Company’s Articles shall be amended to read as follows:

“4.	(a)	The authorized share capital of the Company is 1,620,000,000 (one billion six hundred and twenty million) New Israeli Shekels (“NIS”), divided into 900,000,000 (nine hundred million) Ordinary Shares of NIS 1.80 each, all ranking pari passu (“Ordinary Shares”).”

No further changes to the Articles shall be made.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an increase to the Company’s authorized share capital and to amend the Company’s Amended and Restated Articles of Association accordingly, as detailed in the Proxy Statement dated July 24, 2025.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Prof. David Sidransky
Lead Independent Director
Ramat Gan, Israel
July 24, 2025